AUSTRIA TABAK

02015163

Generaldirektion

Porzellangasse 51
Postfach 14
1091 Wien
Tel:++43 (1) 31342-1477
Fax:++43 (1) 31342-1636

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Ihr Zeichen
Unser Zeichen GEN/IR/son

Wien, January 21st, 2002

Austria Tabak AG
Rule 12g3-2(b) File No. 82-4715

The enclosed press release „Austria Tabak: Extraordinary General Meeting" is being furnished to the Securities and Exchange Commission (the „SEC") on behalf of Austria Tabak AG (the „Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the „Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be „filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

i.V. E. Strempel

i.A. S. Sonnleitner

Enclosure

dw 2/15

AUSTRIA TABAK

Austria Tabak: Extraordinary General Meeting

Austria Tabak will become a 100% owned subsidiary of Gallaher

Vienna (AT) - At an Extraordinary General Meeting today a spin-off was approved enabling a cash transfer to a new company in which the minority shareholders will participate. Every shareholder will receive a number of shares with a pro rata nominal capital of Euro 1 in this company equal to the number of Austria Tabak shares held, and a cash payment of Euro 84 per share from Gallaher.

This will mean that the minority shareholders receive a total of Euro 85 per share – the same as the price which Gallaher paid ÖIAG, and which has already been accepted by the overwhelming majority of shareholders.

As a result Austria Tabak will become a 100% owned subsidiary of Gallaher and it is expected that Austria Tabak will be de-listed by the end of March.

Contact:
Austria Tabak,
Press Department,
Tel: +43 1 313 42/1411
Fax: +43 1 313 42/1636

Vienna, 2002-01-21